

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005501

No Act
PE 1/7/15


Received SEC
MAR 04 2015
Washington, DC 20549

March 4, 2015

Act: 1934
Section:
Rule: 14a-8 (OBS)
Public
Availability: 3-4-15

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Re: FirstEnergy Corp.
Incoming letter dated January 7, 2015

Dear Mr. Torres:

This is in response to your letter dated January 7, 2015 concerning the shareholder proposal submitted to FirstEnergy by As You Sow on behalf of Andrew Behar and Calvert Investment Management, Inc. on behalf of the Calvert VP S&P 500 Index Portfolio. We also have received a letter on the proponents' behalf dated February 8, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

March 4, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 7, 2015

The proposal requests that FirstEnergy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report on its plans to meet the carbon reduction goals the company adopts.

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that FirstEnergy's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that FirstEnergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Justin A. Kisner
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

// SANFORD J. LEWIS, ATTORNEY

February 8, 2015

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to FirstEnergy Corp. on Carbon Reduction Goals

Ladies and Gentlemen,

As You Sow Foundation and Calvert Investment Management, Inc. ("Proponents") have submitted a shareholder proposal to FirstEnergy Corp. (the "Company") requesting that the Board of Directors prepare a report and adopt quantitative, time based goals to reduce the company's corporate carbon dioxide emissions. ("Proposal") By letter from Lucas F. Torres of Akin Gump LLP, dated January 7, 2015, ("Letter"), the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement under Rule 14a-8 (i)(7) and 14a-8(i)(10). I have been asked by the proponents to respond to the Company letter. A copy of this reply is being emailed as well to Mr. Torres.

SUMMARY

The Company has not discharged its burden to establish that the Proposal is excludable under Rule 14a-8(i)(7). The Proposal, which seeks quantitative, time-based carbon reduction goals, relates to the significant policy issue of climate change, does not seek to micromanage the Company, and is consistent with prior Staff decisions holding that proposals seeking greenhouse gas reduction goals are not subject to exclusion under the ordinary business rule. Further, the Proposal is not excludable as substantially implemented under Rule 14a- 8(i)(10). The Company has not adopted quantitative goals to reduce carbon dioxide emissions, the core and essential objective of the Proposal. Reporting on past projects that have resulted in carbon reductions is not a substitute for adopting and reporting on future, quantitative carbon reduction goals. Accordingly, the Proposal is not excludable under Rule 14a-8(i)(10).

THE PROPOSAL

The Resolution clause of the Proposal sets out the following:

> "Resolved: Shareholders request that First Energy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon emissions, and report by September 1, 2015 on its plans to achieve the carbon goals the

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

company adopts."

The "whereas" clauses note the ongoing climate change challenges posed by continued emissions of greenhouse gases, particularly from coal fired power plants, and that the Company is a high emitter of greenhouse gases relative to its peers. They further note that that the Company should better align its emissions with global emissions targets and the long term interests of shareholders, noting that robust climate change reporting can lead to significant financial benefits including higher returns on equity, lower earnings volatility, and stronger dividend growth. See full text of proposal in Appendix to this letter.

ANALYSIS

I. SIMILAR PROPOSALS REQUESTING GREENHOUSE GAS EMISSION REDUCTION GOALS HAVE REPEATEDLY WITHSTOOD ORDINARY BUSINESS AND MICROMANAGEMENT CHALLENGES.

The SEC has recognized that in "cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." (Staff Legal Bulletin No. 14E, October 27, 2009).

A. Climate Change, the Subject Matter of the Proposal, Is a Significant Policy Issue

Staff decisions have made it clear that proposals relating to climate change raise a significant policy issue.[1] *See e.g Devon Energy Corporation* (March 19, 2014) (proposal not excludable because it "focused on the significant policy issue of climate change"); *Goldman Sachs* (February 7, 2011) (proposals relating to the significant policy issue of climate change not excludable as ordinary business). The Proposal requests the adoption by the Company of quantitative goals to reduce carbon dioxide emissions, a subject directly related to climate change.

Prior Staff decisions have found that proposals requesting the adoption of quantitative goals for reducing greenhouse gas emissions are not excludable and transcend the day to day business operations of a company's activities. *See e.g Exxon Mobil Corp.* (March 23, 2007) (proposal not excludable that called for the adoption of quantitative goals for reducing greenhouse gas emissions); *Centex Corporation* (*March 18, 2008*) (proposal not excludable which sought adoption of quantitative goals for reducing greenhouse gas emissions and report to shareholders); *OGE Group (February 27, 2008)* (proposal not excludable that sought company prepare a report concerning feasibility of adopting quantifiable goals to reduce greenhouse gas emissions); *ONEOK Inc.* (February 25, 2008) (proposal not excludable which sought report on adopting quantitative goals based on emerging technologies to reduce greenhouse gas emissions). In each of these cases, the company's fundamental business could be affected by adoption of such goals,

[1] The SEC's February 8, 2010 Climate Change Release (No. 33-9106; 34-61469; FR-82) confirmed that climate change has become a subject of intense public discussion and State and Federal Regulatory activity and provided guidance to companies regarding disclosure requirements as they apply to climate change matters.

but the proposals were nonetheless allowed to proceed.

The subject matter of the Proposal is identical to the proposals in these prior decisions. It calls for the adoption of quantitative goals to decrease the carbon dioxide emissions of the Company and reduce the Company's overall greenhouse gas emissions. Accordingly, the Proposal falls within the significant policy exception to the ordinary business rule.

B. There is a Clear Nexus Between the Proposal's Request that the Company Adopt Quantitative Greenhouse Gas Reduction Goals and the Company's Significant Emissions of Carbon

In addition to requiring that a Proposal relates to a significant policy issue, there must be a sufficient nexus between the nature of the Proposal and the Company. (Staff Legal Bulletin No. 14E, October 27, 2009). The Proposal notes the growing risks of climate change caused by greenhouse gas emissions and that the Company is one of the largest emitters of carbon dioxide among U.S. electrical power producers. The proposal's request that the Company adopt company wide, quantitative goals to reduce its carbon dioxide emissions will reduce greenhouse gas pollution and help combat climate change. There is accordingly a nexus between the significant policy issue and the Company and the Proposal is not excludable under Rule 14a-8(i)(7).

C. The Proposal does not Micromanage the Company

The Company contends that the Proposal micromanages and intrudes on matters essential to management's ability to run the Company on a day to day basis, claiming, for instance, that adoption of quantitative carbon reduction targets would "significantly alter the mix of energy resources available to the Company" or affect its "choice of technologies." A proposal is only excludable for 'micromanaging,' however, if it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (*Exchange Act Release No. 34-12999 (Nov. 22, 1976), cited in 1998 Release)*.

Contrary to the Company's arguments, the Proposal asks only that the company set specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon emissions, and report on its efforts. The Proposal does not infringe on management's ability to select an appropriate mix of generation resources, mandate what energy sources the Company should use, or choose the technologies the Company should implement. Nor does the Proposal mandate what quantitative goals should be adopted, or how the quantitative targets should be set. The Company is free to set and accomplish these goals in whatever manner it chooses to reduce carbon emissions and protect shareholder value. The simple question of whether a company should adopt and report on greenhouse gas reduction targets is easily understood by shareholders.

As noted in the quantitative greenhouse gas reduction goals decisions cited above, a request for adoption of quantitative goals to reduce greenhouse gas emissions does not constitute micromanagement. (*Exxon Mobil Corp*. (March 23, 2007), *Centex Corporation* (March 18, 2008), *OGE Group* (February 27, 2008*)*, *ONEOK Inc.* (February 25, 2008)). Furthermore, cases calling for company-wide adoption of goals or targets relating to climate change (*Devon Energy Corporation*, March 19, 2014) or "measuring, mitigating, and disclosing methane emissions"

(Spectra Energy, February 21, 2013) have not been excludable for micromanaging the company.

Staff has not excluded proposals even where shareholders have asked the company to assess its mix of energy resources. In *Dominion Resources* (February 27, 2014), a proposal requesting a report on the climate change impacts of the "use of biomass as a key renewable energy" was not found to be excludable; in *DTE Energy* (January 26, 2015) the proposal requested an assessment of the role of low carbon distributed energy sources in the company's mix of energy sources, and again was found to not be excludable under Rule 14a-8(i)(7).

The cases cited by the Company as a basis for exclusion of this Proposal are not relevant to the facts of this case. None of the cases cited raise a significant policy issue. In *CSX Corp* (January 24, 2011), the proposal related to a power conversion system used by CSX's locomotive fleet, an issue Staff found to be related to "the company's choice of technology," not a Significant Policy Issue. In *WPS Resources* (February 16, 2001), the proposal asked management to consider developing some or all of eight specific plans about a variety of technical issues. The Proposal here does not offer or dictate that management adopt any specific plan, let alone asking for implementation of a list of very specific issues covering a broad range of topics such as "A plan to document the company's existing Parallel Generation / Net Energy Billing (a/k/a netmetering) policy in a customer friendly format." In *Union Pacific Corp* (December 16, 1996), the proposal requested a report on the status of the Company's development and adaptation of new Positive Train Separation safety technology, an issue Staff held to be a matter relating to the development and adaptation of new technology for the Company's operations. In *FirstEnergy* (March 7, 2013) Staff found that "the proposal addresses the company's impact on water quantity and does not, in our view, focus on a significant policy issue." In contrast, this case addresses climate change, which has been clearly established by the SEC to be a significant policy issue.

The Company also implies that the Proposal relates to the evaluation of risk, relying on *Foundation Coal Holdings* (March 11, 2009), *CONSOL Energy* (February 23, 2009), *Alpha Natural Resources* (February 17, 2009), *Arch Coal Inc.* (January 17, 2008), *Assurant, Inc.* (March 17, 2009) and *Ryland Group Inc.* February 13, 2006). Notably, this basis for exclusion was reversed by the SEC in October 2009 (SEC Legal Bulletin 14E, October 27, 2009) when the SEC stated that a proposal relating to the evaluation of risk would no longer be a separate basis for exclusion. The cases cited by the Company pre-date this Bulletin and whether the current Proposal relates to an "evaluation of risk" is irrelevant to whether it is excludable under 14a-8(i)(7).

Similarly, the Company's reliance on *Dominion Resources* (February 3, 2011) is inapposite. The proposal asked the company to initiate a program to provide financing to home and small business owners for installation of rooftop solar or wind power renewable generation, and states that the program would be designed to earn a profit for the company. The decision was excluded because it related to the "products and services offered for sale by the Company." In *Marriot International Inc.* (March 17, 2010), in a proposal asking that the hotel install low-flow showerheads, Staff did allow exclusion of the proposal for micromanaging (however a later decision in *Choice Hotels International Inc.* (February 25, 2013) found that installation of water regulating showerheads in each hotel room did not constitute micromanagement). Regardless, the current Proposal does not seek specific actions and technologies such as these.

II. THE PROPOSAL IS NOT EXCLUDABLE UNDER 14a-8(i)(10) BECAUSE THE COMPANY HAS NOT SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

A. The Company Has No Quantitative Targets in Place to Reduce Greenhouse Gas Emissions and therefore Has Not Addressed the Key Objective or Substantially Implemented the Proposal.

A proposal is not excludable unless a company demonstrates that its actions address both the guidelines and essential purpose of the proposal. *Anheuser-Busch Companies, Inc.* (Jan 17, 2007). When determining whether a shareholder proposal has been substantially implemented, the SEC will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." (*Texaco, Inc.*) (March 28, 1991); *Lowes Companies Inc.* (March 17, 2014); *Kohl's Corporation* (January 28, 2014).

The key objective of the Proposal is that the Company adopt "specific, quantitative time based carbon reduction goals to decrease the Company's corporate carbon dioxide emissions" and a report on the effectiveness of the goals. The underlying concerns of the Proposal are the negative effects of greenhouse gas emissions, the financial risks affecting companies that do not adopt quantitative targets, and the likely "cascade of positive results" that flow from setting clear carbon reduction targets. In its Letter, the Company claims that it has already created "carbon reduction emission goals" as set forth in the Company's Sustainability Report. It has not. A review of the Sustainability Report demonstrates that the Company simply states that it *expects* to obtain certain greenhouse gas reductions by 2015 based on current operations. The Sustainability Report *does not* state that the Company has adopted quantitative goals for carbon dioxide emission reductions. The Company has no goals for reducing future carbon emissions as requested by the Proposal.

The facts of this case, and the nature of the Proposal, are directly on point with the Staff decision in *Dominion Resources,* (February 11, 2014) where the Staff held that the proposal was not excludable under Rule 14a-8(i)(10). The proposal requested the Board of directors to "adopt quantifiable goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions" and to issue a report. The 'whereas clauses' noted the significant environmental impacts of climate change, the growing concern about this issue by the public and regulators, and the desire of major shareholders to see companies addressing climate risk. Dominion argued that it had substantially implemented the proposal because it had adopted an "integrated strategy" regarding greenhouse gas emissions and had goals set for renewable energy targets across its energy portfolio. Further, it had adopted a range of measures that would have the effect of decreasing its emissions, including converting coal plants to biomass, retiring others, and installing solar energy and fuel cell facilities. The SEC held that the proposal had not been substantially implemented, noting that the proposal requested "that the board *adopt*

quantitative goals, taking into account International Panel on Climate Change guidance, for reducing total greenhouse-gas emissions from the company's products and operations and report on its plans to achieve these goals." (Emphasis added).

The facts of the current Proposal mirror those in *Dominion*. The Company argues that it has taken a number of steps that reduce carbon dioxide emissions including deactivating coal plants, increasing renewable energy production, and investing in technologies that increase carbon capture, but none of the actions taken by the Company include the adoption of quantifiable goals to reduce carbon emissions. This is the key objective of the Proposal, and no steps have been implemented by the Company to achieve this objective. Accordingly, the Proposal has not been substantially implemented.

Staff decisions have also confirmed that general disclosure of information that does not address the key objectives of the proposal is not sufficient to demonstrate substantial implementation. *See, e.g., Southern Company* (March 16, 2011) (proposal requesting a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste was not substantially implemented by existing report on coal combustion byproducts or other disclosures associated with the impacts of coal where reports did not provide the specific information requested in the proposal; *3M Company (March 2, 2005)* (proposal seeking actions relating to eleven principles relating to human and labor rights in China was not substantially implemented despite fact that company had its own set of comprehensive policies and guidelines on these issues); *ConocoPhillips* (January 31, 2011) (the proposal's objective that the company prepare a report on public safety, including "the Board's oversight of" a variety of related issues, was not substantially implemented where company had taken a significant number of steps to reduce the risk of accidents and reported to stockholders and the public, but only made passing reference to the Board's role in this area).

The Company relies *on Entergy Corporation* (February 14, 2014) and *Duke Energy Corporation* (February 1, 2012) in which the Proposals sought "assessments of actions the Company could undertake" to reduce greenhouse gas emissions or reports on how companies were responding to regulatory, competitive, and public pressure to reduce greenhouse gas emissions. The key objective of these proposals, however, was the release of information and the companies in each case had already disclosed this information through a variety of means, including information on their websites and various reports. As detailed above, that scenario is different from the current Proposal where there is a clear, specific objective requested by the Proposal and there has been no implementation of this key objective by the Company.

The objective of this Proposal is specific: the adoption by the Company of quantifiable carbon dioxide reduction goals. The Company has not implemented any procedure to adopt quantitative targets and their actions do not compare favorably with the proposal's objectives. In accordance with previous Staff decisions, the Proposal has not been substantially implemented and there are no grounds to exclude under Rule 14a-8(i)(10).

B. The Company's Existing Policies and Actions Are Not a Substitute For Quantitative Carbon Reduction Goals, the Proposal's Key Objective

FirstEnergy has aggressively pursued actions that appear likely to yield increased, rather than

decreased, carbon emissions. In the spring of 2014, FirstEnergy lobbied for Ohio Senate Bill 310[2], which was adopted and froze Ohio's state renewable energy and energy efficiency procurement requirements for two years[3]. In August 2014, FirstEnergy sought permission from Ohio to have its customers finance some of its coal investments[4], including bringing its Sammis plant back online, which when operational was the 41st most polluting power plant in the United States based on carbon output[5]. In the fall of 2014, regulators approved FirstEnergy's voluntary request to eliminate the vast majority of its own energy efficiency programs.[6] It is thus unclear whether FirstEnergy will reduce its carbon emissions in coming years, and indeed it appears on track to increase its emissions.[7]

CONCLUSION

As demonstrated above, the Proposal is not excludable under Rules 14a-8(i) (7). The Proposal relates to a significant policy issue, there is a nexus between the Proposal and the Company, and it does not seek to micromanage the Company. The Proposal is also not excludable under Rule 14a-8(i)(10) on the grounds that the essential objective of the Proposal, the adoption of quantifiable goals for carbon dioxide reduction, has been implemented by the Company. For these reasons we request the Staff inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the

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[2] John Funk, "*Ohio renewable energy and energy efficiency mandates under attack*", stating: "...FirstEnergy has been circulating a form letter to commercial and industrial customers urging them to lobby lawmakers to amend the efficiency rules.", March 28, 2014, Cleveland.com. *Available at:*
http://www.cleveland.com/business/index.ssf/2014/03/ohio_renewable_energy_and_ener.html,
See also: John Funk, "*Trying to reduce your electric bill? Don't look to FirstEnergy for help*", stating: "Those changes in state efficiency standards were contained in Senate Bill 310, which FirstEnergy had lobbied lawmakers hard last spring to approve.", Nov 20, 2014, Cleveland.com. *Available at:*
http://www.cleveland.com/business/index.ssf/2014/11/the_puco_votes_today_on_firste.html
See also: Tom Sanzillo, "*FirstEnergy: A Major Utility Seeks A Subsidized Turnaround.*", p. 30-33.

[3] Steven Mufson & Tom Hamburger, "*Ohio governor signs bill freezing renewable-energy standards*", stating: "The Ohio Chamber of Commerce, the utility First Energy and the American Legislative Exchange Council pushed to roll back the standards.", June 13, 2014, the Washington Post. *Available at:* http://www.washingtonpost.com/business/economy/ohio-governor-signs-bill-freezing-renewable-energy-standards/2014/06/13/730d8b44-f33b-11e3-9ebc-2ee6f81ed217_story.html

[4] John Funk, "*FirstEnergy proposes new rate plan to have consumers guarantee sales for two Ohio power plants*", August 04, 2014, Cleveland.com. *Available at*:
http://www.cleveland.com/business/index.ssf/2014/08/firstenergy_proposes_new_rate.html#incart_river
See also: FirstEnergy, "*FirstEnergy Ohio Utilities Announce Powering Ohio's Progress, a Long-Term Electric Rate Stability Plan*", August 4, 2014, FirstEnergycorp.com. *Available at*:
https://www.firstenergycorp.com/content/fecorp/newsroom/news_releases/firstenergy-ohio-utilities-announce-powering-ohio-s-progress--a-.html
See also: Tom Sanzillo, "*FirstEnergy: A Major Utility Seeks A Subsidized Turnaround.*", p. 27-29.

[5] Jordan Schneider, Julian Boggs, "*America's Dirtiest Power Plants*", September 2014, p.27. *Available at*:
http://www.environmentamericacenter.org/sites/environment/files/reports/EA_Dirtiest_power_plants_scrn_0.pdf

[6] John Funk, "*PUCO approves FirstEnergy's request to suspend popular energy efficiency programs*", November 21, 2014. *Available at*: http://www.cleveland.com/business/index.ssf/2014/11/puco_approves_firstenergys_req.html
See also: John Funk, "*Energy efficiency programs will end for FirstEnergy customers*", September 25, 2014, Cleveland.com. *Available at*: http://www.cleveland.com/business/index.ssf/2014/09/energy_efficiency_programs_wil.html

[7] Also in 2014, FirstEnergy filed a complaint against PJM, the Mid-Atlantic regional transmission organization, at the Federal Energy Regulatory Commission (FERC) FirstEnergy v. PJM, *Available at*:
http://elibrary.ferc.gov/idmws/file_list.asp?document_id=14219331 If FirstEnergy prevails, the decision will have the effect of keeping utilities in the PJM territory, which includes all or part of twelve states, from being compensated for their energy efficiency savings. Robert Walton, "*The biggest threat to demand response? It may not be the Order 745 ruling*", October 21, 2014, Utility Dive. *Available at*: http://www.utilitydive.com/news/the-biggest-threat-to-demand-response-it-may-not-be-the-order-745-ruling/323998/

Company, we respectfully request an opportunity to confer with the Staff beforehand.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis
Attorney at Law

cc: Lucas F. Torres

APPENDIX
THE PROPOSAL

WHEREAS:

- Pollution from coal fired power plants is a significant cause of climate change and negative health effects, and contributes disproportionately to U.S. emissions: "coal accounts for about 75% of carbon dioxide emissions from the [electric power] sector..." (Environmental Protection Agency, 2014)

- FirstEnergy's power mix is 57% coal, resulting in the 3rd most coal burned and 6th highest carbon emissions of U.S. electric power producers. (Ceres, "Benchmarking Air Emissions", 2014) FirstEnergy also owns 4 of the top 100 most polluting power plants in the U.S. (Environment America, "America's Dirtiest Power Plants", 2014)

- FirstEnergy is an industry laggard, ranking in the lowest 25% of its peers on renewable energy sales and energy efficiency investment. (Ceres, "Benchmarking Utility Clean Energy Deployment", 2014).

- Underscoring FirstEnergy's backsliding, FirstEnergy voluntarily eliminated most of its energy efficiency programs, and is now seeking approval to commit the company to years of more coal power at its Sammis and Ohio Valley Electric Corporation plants. (Institute for Energy Economics and Financial Analysis, "FirstEnergy: A Major Utility Seeks a Subsidized Turnaround", 2014) Similarly, media reports indicate that FirstEnergy was significant in lobbying for Ohio's renewable portfolio standards moratorium.

- A report from the Carbon Disclosure Project (CDP) found that companies with robust climate change management and reporting had an 18% higher return-on-equity, 50% lower earnings volatility, and 21% stronger dividend growth than companies with limited carbon disclosure. ("Climate Action and Profitability: CDP [Standard & Poors] S&P 500 Climate Change Report", 2014).

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (CDP, the 3% Solution, 2013)

- Recently NRG, a similar company as FirstEnergy, announced plans to cut 90% of the company's carbon emissions by 2050. NRG's CEO said that "The power industry is the biggest part of the problem of greenhouse gas emissions, but it has the potential to be an even bigger part of the solution."

- Shareholders want FirstEnergy to adopt carbon reduction targets to better align its business with global emissions targets, and the long term best interests of FirstEnergy's shareholders and stakeholders.

THEREFORE BE IT RESOLVED:
Shareholders request that FirstEnergy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts.

Akin Gump
STRAUSS HAUER & FELD LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 7, 2015

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal Submitted by As You Sow, as lead proponent, and Calvert Investment Management, Inc., as co-proponent

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation (*"**FirstEnergy**"* or the "***Company***"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), to notify the staff of the Division of Corporation Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") of the Company's intent to exclude from its proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Annual Meeting***" and such materials, the "***2015 Proxy Materials***") a shareholder proposal and supporting statement. As You Sow (the "***Lead Proponent***") and Calvert Investment Management, Inc. (the "***Co-Proponent***," and together with the Lead Proponent, the "***Proponents***"), each submitted the applicable proposal and the supporting statement (collectively, the "***Proposal***").

FirstEnergy intends to file the 2015 Proxy Materials with the Commission more than 80 days after the date of this letter. In accordance with the guidance found in *Staff Legal Bulletin 14D* (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and Federal Express to the Proponents in order to notify the Proponents on behalf of FirstEnergy of its intention to omit the Proposal from its 2015 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponents to FirstEnergy and related correspondence is attached to this letter as Exhibit A.

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations, and Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

THE PROPOSAL

The Proposal states:

"RESOLVED: Shareholders request that FirstEnergy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts."

ANALYSIS

I. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(7) Because It Deals With Matters Related to the Company's Ordinary Business Operations.

A. Background

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998) (the "***1998 Release***"). The Commission in the 1998 Release identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976)). The Proposal both intrudes on matters that are essential to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by requesting that the Company adopt and implement goals that would require the Company to alter the mix of energy resources available to the Company for

use in its electric energy generation, distribution and transmission businesses and by requiring a burdensome report on the Company's compliance with such policies.

B. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Seeks To Shift To Shareholders Complex Decisions Regarding FirstEnergy's Day-To-Day Business That Should be Left To Management And The Board of Directors And Seeks To Impermissibly Micro-Manage The Company

The Proposal implicates exactly the type of day-to-day business operations the 1998 Release indicated are both impractical and too complex to subject to shareholder oversight. The 1998 Release states that the term "ordinary business" refers to matters that "are not necessarily 'ordinary' in the common meaning of the word," but instead the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." The Proposal calls on the Company to create specific, quantitative, time bound carbon dioxide reduction goals to decrease the Company's corporate carbon dioxide emissions. As the Company is in the business of the generation, distribution and transmission of electric energy, creating and implementing the goals requested by the Proposal could require the Company to fundamentally change its business model by significantly altering the mix of energy resources available to the Company to provide its energy products and services. Decisions related to the mix of resources used in the Company's electric energy businesses are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters. The Company's management and Board of Directors, not its shareholders, are best positioned to make such judgments.

Furthermore, the Company believes that the Proposal calls for the micro-management of particular aspects of the Company's ordinary business operations. As noted above, implementing the Proposal could have a substantial impact on the Company's day-to-day use of various energy resources and its generation, distribution and transmission of electric energy to millions of wholesale, municipal, industrial, commercial, residential and other customers from various sources, which is fundamental to the Company's primary business. The Proposal's supporting statement highlights the Company's significant use of coal as an energy resource in its day-to-day business and clearly implies that implementation of the Proposal would cause the Company to reduce its use of coal as an energy resource for its power plants. Decisions regarding which technologies best suit the Company in generating the electricity it sells and distributes can be made only after a thorough examination of a multitude of factors. Determining the mix of energy resources available to the Company for use in its business constitutes a central and routine aspect of managing the Company's operations as a provider of electric utility services. In this regard, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2013 (the "***Form 10-K***"), the Company's electricity generating portfolio consists

of 17,848 megawatts of diversified capacity, including coal-fired, nuclear, hydroelectric, oil and natural gas, wind and solar capacity. Accordingly, these issues are extremely complex and beyond the ability of shareholders, as a group, to make informed judgments.

The Staff has consistently concurred with the exclusion of similar proposals, including two recent proposals submitted to FirstEnergy, pursuant to Rule 14a-8(i)(7). In *FirstEnergy Corp.* (March 8, 2013), the proposal requested a report on actions FirstEnergy was taking or could take to reduce risk throughout its energy portfolio by diversifying FirstEnergy's energy resources to include increased energy efficiency and renewable energy resources. FirstEnergy argued that although the proposal was styled as a request for FirstEnergy to assemble a report, it was simultaneously intended to influence FirstEnergy's choice of technologies and resources used to generate electricity and thus sought to impermissibly micro-manage the company. The Staff concurred in the exclusion of the proposal pursuant to Rule 14a-8(i)(7) as relating to FirstEnergy's ordinary business operations, noting that proposals that concern a company's choice of technologies for use in its operations are generally excludable under Rule 14a-8(i)(7).

Similarly, in *FirstEnergy Corp.* (March 7, 2013), the Staff agreed with the exclusion of a proposal pursuant to Rule 14a-8(i)(7) that requested that FirstEnergy adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality, above and beyond regulatory compliance, and to prepare a report for shareholders regarding progress on such strategies and goals. FirstEnergy pointed out that the proposal's supporting statement made clear that the goals and measurements required by the proposal should include quantitative targets for the "use of less water-intensive energy sources such as photovoltaic solar and wind," which would require FirstEnergy to significantly alter the mix of energy resources it uses in its day-to-day business of providing energy products and services. The Staff concurred that the proposal was excludable pursuant to Rule 14a-8(i)(7) as relating to FirstEnergy's ordinary business operations.

In addition, in *CSX Corp.* (January 24, 2011), the Staff concurred in the exclusion of a proposal that CSX Corp. develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business, noting that "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)."). *See also WPS Resources Corp.* (February 16, 2001) (concurring in the exclusion of a proposal requesting, *inter alia*, that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to "the choice of technologies"); and *Union Pacific Corp.* (December 16, 1996) (concurring in the exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations constituted ordinary business operations).

Like the two recent proposals submitted to FirstEnergy and similar to the other precedents cited above, the Proposal's request for the Company to adopt specific, quantitative, time bound carbon dioxide reduction goals to decrease the Company's corporate carbon dioxide emissions would have a significant impact on FirstEnergy's choice of energy resources and technologies that the Company uses in its core electric energy generation, distribution and transmission businesses. As the Proposal concerns the Company's choice of technologies for use in its operations and seeks to impermissibly micro-manage the Company's basic decision-making regarding ordinary business matters, the Proposal should be excludable pursuant to Rule 14a-8(i)(7).

The Proposal also seeks to impermissibly micro-manage the Company by calling for a burdensome report. Due to the nature of the Company's business, preparation of reports beyond what is already produced would be an onerous task, requiring detailed analysis of the day-to-day management decisions, strategies and plans necessary for the operation of one of the largest diversified energy companies in the United States, including an analysis of various decisions, strategies and plans formulated and implemented at various Company power plants. Such an undertaking would necessarily encompass FirstEnergy's financial budgets, capital expenditure plans, pricing philosophy, production plans and short- and long-term business strategies. In addition, undertaking to prepare a report in such detail would necessarily divert important resources from alternate uses that the Company's Board of Directors and management deem to be in the best interests of the Company and its shareholders. This is the type of micro-management by shareholders that the Commission sought to enjoin in the 1998 Release.

The nature of FirstEnergy's business is to generate, distribute and transmit electricity. For the reasons stated above, it is FirstEnergy's belief that any future decisions to alter the mix of resources used to generate such electricity are the fundamental responsibility of management and the Board of Directors and are not matters appropriate for shareholder oversight.

C. Regardless Of Whether The Proposal Involves A Significant Policy Issue, The Proposal Is Excludable As Relating To Ordinary Business Matters

The precedents set forth above support our conclusion that the Proposal addresses ordinary business matters and therefore is excludable pursuant to Rule 14a-8(i)(7). Consistent with the 1998 Release, the Staff has consistently concurred that a proposal may be excluded in its entirety when it addresses ordinary business matters, even if it also touches upon a significant social policy issue. For example, the proposals in *FirstEnergy Corp.* (March 8, 2013) and *FirstEnergy Corp.* (March 7, 2013) discussed above addressed environmental matters that the proponents argued were significant policy issues. The Staff in both cases concluded that because the proposals related to FirstEnergy's ordinary business operations, the proposals could be excluded pursuant to Rule 14a-8(i)(7). In addition, in *Dominion Resources, Inc.* (February 3,

2011), the Staff concurred in the exclusion of a proposal requesting that an electric power company initiate a financing program for rooftop solar or wind power renewable generation for home and small business owners, which the proponent claimed would help Dominion achieve the important goal of stewardship of the environment, noting that the proposal related to "the products and services offered for sale by the company." Also, in *Marriott International, Inc.* (March 17, 2010), the Staff concurred in the exclusion of a proposal that required Marriott International to install certain low-flow showerheads in its hotels because although the proposal "rais[ed] concerns with global warming," it sought to "micromanage the company to such a degree that exclusion of the proposal is appropriate."

Furthermore, the Staff in a recent line of no-action letters concurred with the exclusion pursuant to Rule 14a-8(i)(7) of proposals seeking reports on how companies were responding to rising regulatory and public pressure to significantly reduce the social and environmental harm associated with carbon dioxide emissions from the companies' operations and from the use of their primary products. *See, e.g., Foundation Coal Holdings, Inc.* (March 11, 2009); *CONSOL Energy Inc.* (February 23, 2009); *Alpha Natural Resources, Inc.* (February 17, 2009); and *Arch Coal, Inc.* (January 17, 2008). Several of the proponents in the precedents cited above argued that the proposals addressed environmental and public health matters that were significant social policy issues and therefore relief pursuant to Rule 14a-8(i)(7) should be denied. However, the Staff agreed with exclusion of the proposals as relating to the companies' ordinary business operations because the proposals required a report assessing certain risks associated with company business. *See also Assurant, Inc.* (March 17, 2009) (concurring that the company could exclude a proposal calling for a report on the company's plans to address climate change because the proposal would require the company to perform an evaluation of risk related to its business); and *Ryland Group, Inc.* (February 13, 2006) (concurring that the company could exclude a proposal calling for a report on the company's "response to rising regulatory, competitive and public pressure to increase energy efficiency" as an evaluation of risk relating to the company's ordinary business).

Even if the Staff were to conclude that certain issues invoked by the proposal, such as environmental stewardship, are significant social policy issues, the Proposal also relates to the Company's ordinary business operations as demonstrated above. Thus, under the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(7) regardless of whether the Proposal also touches upon a policy issue.

II. The Proposal May Be Excluded Pursuant To Rule 14a-8(i)(10) Because The Company Has Already Substantially Implemented The Proposal.

The Proposal requests that the Company create specific, quantitative, time bound carbon dioxide reduction goals to decrease the Company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the Company adopts. As demonstrated below, the Company has already created carbon dioxide emission reduction goals and has informed shareholders through the Company's disclosures in periodic reports filed with the Commission and in the Company's Sustainability Report of such goals and the Company's many efforts to reduce carbon dioxide emissions. As the Company has already taken actions to meet the essential objective set forth in the Proposal, the Company should be able to exclude the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(10), which states that a proposal may be excluded if "the company has already substantially implemented the proposal."

The Staff has consistently determined that a company has substantially implemented a proposal for purposes of Rule 14a-8(i)(10) when the company's policies, practices, and procedures compare favorably with the guidelines of the proposal and thus the company has satisfactorily addressed the essential objective of the proposal. *See, e.g., McDonald's Corporation* (March 26, 2014); *Starbucks Corporation* (November 27, 2012); *Exelon Corporation* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); and *ConAgra Foods, Inc.* (July 3, 2006). In two recent no-action letters, the Staff concurred in the exclusion pursuant to Rule 14a-8(i)(10) of similar proposals submitted to Entergy Corporation ("***Entergy***") and Duke Energy Corporation ("***Duke***"), companies similar to FirstEnergy. *See Entergy Corporation* (February 14, 2014); and *Duke Energy Corporation* (February 21, 2012). The proposals submitted to Entergy and Duke both requested that the companies undertake assessments of actions the companies could take to reduce greenhouse gas emissions and to prepare a report on such actions. Both Entergy and Duke argued that they had already provided extensive information both in reports filed with the Commission and in their Sustainability Reports detailing their policies and strategies for reducing greenhouse gas emissions. As Entergy and Duke had already developed greenhouse gas emission reduction strategies and made disclosures about such strategies to shareholders and the public, the companies argued that they had addressed the essential objective of the proposals and therefore the proposals should be excluded as substantially implemented under Rule 14a-8(i)(10). The Staff agreed with the substantial implementation analysis provided by Entergy and Duke, stating in the case of Duke that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal," and stating in the case of Entergy that the company's "public disclosures compare favorably with the guidelines of the proposal." *See also*

Exxon Mobil Corporation (March 18, 2004) (concurring that the company had substantially implemented a proposal requesting the company report on how it is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other greenhouse gas emissions).

In the Company's Sustainability Report, which is available to the public on the Company's website[1], FirstEnergy states its goal of achieving a 25 percent reduction in carbon dioxide emissions from the Company's 2005 emission levels by 2015. As the Sustainability Report makes clear, the Company's specific goals for carbon dioxide emission reductions exceed the Obama administration's 2009 commitment to reduce U.S. greenhouse gas emissions in the range of 17 percent below 2005 levels by 2020. Such specific, quantitative, time bound carbon dioxide reduction goals already developed by FirstEnergy are essentially what the proposal requests and the Company has released detailed information on its efforts to achieve such goals through adopting new technologies, diversifying its energy resources and investing in cutting-edge research.

As disclosed on the Company's website and in its Sustainability Report, FirstEnergy has taken aggressive steps over the past two decades that have increased its energy generating capacity without adding to overall carbon dioxide emissions. In 2012, the Company announced plans to deactivate seven coal-fired power plants with a total capacity of 3,349 megawatts located in Ohio, Pennsylvania, Maryland, and West Virginia. In 2013, the Company announced plans to deactivate two coal-fired plants with a total capacity of 2,080 megawatts located in Pennsylvania. The Company has deactivated 4,544 megawatts at these nine coal-fired plants and 885 megawatts at three of these coal-fired plants will operate over the near term pursuant to Reliability Must Run arrangements with PJM Interconnection, LLC that expire in April 2015. In addition, the Company's generation portfolio includes approximately 1,400 megawatts of pumped-storage hydroelectric generation, and the Company is working to expand its use of renewable energy and energy storage to further decrease the Company's carbon dioxide emission rate.

Furthermore, FirstEnergy's disclosures make clear that the Company is a leader in pursuing new ventures and technologies that show promise in achieving reductions in carbon dioxide emissions. FirstEnergy is:

- one of the largest providers of wind energy in its region with sales of more than one million megawatt hours per year of wind generation from capacity under contract;

---

[1] The Company's Sustainability Report is publicly available at https://www.firstenergycorp.com/content/dam/environmental/files/sustainabilityreport.pdf

- planning to spend $370 million on environmental control equipment over the next several years;
- collaborating with the Midwest Regional Carbon Sequestration Partnership, one of several regional partnerships established by the U.S. Department of Energy;
- supporting afforestation – growing forests on non-forested land – and other efforts designed to remove carbon dioxide from the atmosphere;
- participating in the U.S. Environmental Protection Agency's SF6 (sulfur hexafluoride) Emissions Reduction Partnership for Electric Power Systems since its inception in 1998 and since the EPA's GHG Mandatory Reporting Rule commenced in 2011, the Company has reduced SF6 emissions equal to more than 200,000 metric tons of carbon dioxide; and
- supporting research to develop and evaluate cost-effective solid sorbent materials for carbon dioxide capture.

The Company has consistently been forthcoming in its disclosures about environmental matters and has recently expanded its SEC disclosure on how it is managing regulatory and environmental issues relating to its electrical power generation operations, energy efficiency and renewable energy. For example, the Company includes disclosure regarding distributed energy resources such as fuel cells, solar and wind systems and energy storage technologies in its Form 10-K. As reported in its Form 10-K, the Company is currently testing the world's largest utility-scale fuel cell system to determine its feasibility for augmenting generating capacity during summer peak-use periods.

Accordingly, based on Staff precedent and the Company's carbon dioxide emission reduction goals, initiatives and disclosure efforts, we request the Staff's concurrence that the Company may exclude the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the essential objective of the Proposal.

CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(7) and 14a-8(i)(10), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2015 Proxy

Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosure

CC: Gina K. Gunning (FirstEnergy)
Daniel M. Dunlap (FirstEnergy)

EXHIBIT A



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 24, 2014

Rhonda S. Ferguson
Vice President and Corporate Secretary
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 21, 2014, Calvert had over $13 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held the securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that FirstEnergy Corporation create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts.

We understand that the As You Sow Foundation is submitting an identical proposal. Calvert recognizes the As You Sow as the lead filer and intends to act as a co-sponsor of the resolution. The As You Sow Foundation has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to the As You Sow Foundation as it relates to the proposal. In this regard, please direct any correspondence to Gabriel Thoumi at (301) 961-4759 or contact her via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Duke
Vice President, Calvert Variable Products, Inc.
Vice President and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

RECEIVED

DEC 02 2014

RHONDA S. FERGUSON

WHEREAS,

- Pollution from coal fired power plants is a significant cause of climate change and negative health effects, and contributes disproportionately to U.S. emissions: "coal accounts for about 75% of carbon dioxide emissions from the [electric power] sector..." (Environmental Protection Agency, 2014)

- FirstEnergy's power mix is 57% coal, resulting in the 3rd most coal burned and 6th highest carbon emissions of U.S. electric power producers. (Ceres, "Benchmarking Air Emissions", 2014) FirstEnergy also owns 4 of the top 100 most polluting power plants in the U.S. (Environment America, "America's Dirtiest Power Plants", 2014)

- FirstEnergy is an industry laggard, ranking in the lowest 25% of its peers on renewable energy sales and energy efficiency investment. (Ceres, "Benchmarking Utility Clean Energy Deployment", 2014).

- Underscoring FirstEnergy's backsliding, FirstEnergy voluntarily eliminated most of its energy efficiency programs, and is now seeking approval to commit the company to years of more coal power at its Sammis and Ohio Valley Electric Corporation plants. (Institute for Energy Economics and Financial Analysis, "FirstEnergy: A Major Utility Seeks a Subsidized Turnaround", 2014) Similarly, media reports indicate that FirstEnergy was significant in lobbying for Ohio's renewable portfolio standards moratorium.

- A report from the Carbon Disclosure Project (CDP) found that companies with robust climate change management and reporting had an 18% higher return-on-equity, 50% lower earnings volatility, and 21% stronger dividend growth than companies with limited carbon disclosure. ("Climate Action and Profitability: CDP [Standard & Poors] S&P 500 Climate Change Report", 2014).

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (CDP, the 3% Solution, 2013)

- Recently NRG, a similar company as FirstEnergy, announced plans to cut 90% of the company's carbon emissions by 2050. NRG's CEO said that "The power industry is the biggest part of the problem of greenhouse gas emissions, but it has the potential to be an even bigger part of the solution."

- Shareholders want FirstEnergy to adopt carbon reduction targets to better align its business with global emissions targets, and the long term best interests of FirstEnergy's shareholders and stakeholders.

RESOLVED: Shareholders request that FirstEnergy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts.



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 24, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 21, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of FirstEnergy Corp. (Cusip 337932107). Also the funds held the amount of shares indicated continuously since 11/16/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/21/2014	Shares Held Since 11/16/2013
D894	Calvert VP S&P 500 Index Portfolio	337932107	FirstEnergy Corp.	7,746	7,746

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

Limited Access

Dunlap, Daniel M

From:	Austin Wilson <awilson@asyousow.org>
Sent:	Monday, December 01, 2014 7:13 PM
To:	Dunlap, Daniel M
Cc:	Amelia Timbers
Subject:	Shareholder Proposal
Attachments:	First Energy Resolution Letter _20141201.pdf
Importance:	High

Dear Mr. Dunlap,

Please find attached a shareholder proposal, submitted by As You Sow on behalf of Andrew Behar. Please confirm your receipt of this email. A physical copy has been sent in the mail.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
FISMA & OMB Memorandum M-07-16
(510) 735-8149 (direct line)
(510) 735-8143 (fax)
awilson@asyousow.org



1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

December 1, 2014

Rhonda S. Ferguson
Corporate Secretary
FirstEnergy Corporation
76 South Main St.
Akron, Ohio 44308

Dear Ms. Ferguson:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent Andrew Behar, a shareholder of FirstEnergy stock.

To protect our right to raise this issue before shareholders, we are submitting the enclosed shareholder proposal for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are co-lead filing this resolution with Calvert Investments. Please send any communication regarding this resolution to both lead filers.

A letter from Andrew Behar authorizing us to act on his behalf is enclosed. A representative of the filer will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of our concerns.

Sincerely,

Amelia Timbers
Energy Program Manager
As You Sow

Enclosures

- Shareholder Proposal
- Andrew Behar Authorization

November 14, 2014

Danielle Fugere, President
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Danielle Fugere,

As of November 14, 2014, I authorize As You Sow to file or cofile a shareholder resolution on my behalf with FirstEnergy Corporation, and that it be included in the 2015 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

I have continuously owned over $2,000 worth of FirstEnergy Corporation stock, with voting rights, for over a year. I intend to hold the stock through the date of the company's annual meeting in 2015.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that the company may send me information about this resolution, and that the media may mention Andrew Behar related to the resolution; I will alert As You Sow in either case. I confirm that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Andrew Behar

WHEREAS,

- Pollution from coal fired power plants is a significant cause of climate change and negative health effects, and contributes disproportionately to U.S. emissions: "coal accounts for about 75% of carbon dioxide emissions from the [electric power] sector..." (Environmental Protection Agency, 2014)

- FirstEnergy's power mix is 57% coal, resulting in the 3rd most coal burned and 6th highest carbon emissions of U.S. electric power producers. (Ceres, "Benchmarking Air Emissions", 2014) FirstEnergy also owns 4 of the top 100 most polluting power plants in the U.S. (Environment America, "America's Dirtiest Power Plants", 2014)

- FirstEnergy is an industry laggard, ranking in the lowest 25% of its peers on renewable energy sales and energy efficiency investment. (Ceres, "Benchmarking Utility Clean Energy Deployment", 2014).

- Underscoring FirstEnergy's backsliding, FirstEnergy voluntarily eliminated most of its energy efficiency programs, and is now seeking approval to commit the company to years of more coal power at its Sammis and Ohio Valley Electric Corporation plants. (Institute for Energy Economics and Financial Analysis, "FirstEnergy: A Major Utility Seeks a Subsidized Turnaround", 2014) Similarly, media reports indicate that FirstEnergy was significant in lobbying for Ohio's renewable portfolio standards moratorium.

- A report from the Carbon Disclosure Project (CDP) found that companies with robust climate change management and reporting had an 18% higher return-on-equity, 50% lower earnings volatility, and 21% stronger dividend growth than companies with limited carbon disclosure. ("Climate Action and Profitability: CDP [Standard & Poors] S&P 500 Climate Change Report", 2014).

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (CDP, the 3% Solution, 2013)

- Recently NRG, a similar company as FirstEnergy, announced plans to cut 90% of the company's carbon emissions by 2050. NRG's CEO said that "The power industry is the biggest part of the problem of greenhouse gas emissions, but it has the potential to be an even bigger part of the solution."

- Shareholders want FirstEnergy to adopt carbon reduction targets to better align its business with global emissions targets, and the long term best interests of FirstEnergy's shareholders and stakeholders.

RESOLVED: Shareholders request that FirstEnergy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts.



1611 Telegraph Avenue, Suite 1450
Oakland, CA 94612

www.asyousow.org
BUILDING A SAFE, JUST AND SUSTAINABLE WORLD SINCE 1992

October 29, 2014

Anthony Alexander, CEO
FirstEnergy
76 South Main Street
Akron, Ohio 44308

Re: Shareholder Concerns Regarding FE Power Mix

Dear Mr. Alexander,

We are writing to request a meeting to discuss investor concerns regarding the proportion of coal in FirstEnergy's power mix. Investors note the range of long-delayed air quality and public health regulations coming online, and new carbon regulations moving through the regulatory review process. Together, these laws will not only increase costs, but are likely to strand coal-based PP&E. Indeed, FirstEnergy's nearly 60% coal power mix suggests significant liability related to these laws.

Considering these mounting financial risks in combination with the company's discouraging financial performance, investors seek transparency on how FirstEnergy has incorporated coal compliance scenarios into its energy planning. Investors request plant by plant disclosure of coal compliance costs for existing environmental laws, and projections of cost scenarios for compliance with impending environmental regulations including 111d, entrainment, coal ash, mercury, and regional haze rules. The company only discloses general cost information for environmental compliance to the investors in its SEC reporting. To help investors understand FirstEnergy's coal related liability and its plans for managing it, investors request the company make a full IRP publicly available on its website as soon as possible.

Investors were pleased with FirstEnergy's reporting on its GHG reduction efforts in 2014, but were confounded by FirstEnergy's request for a Power Purchase Agreement for the OVEC & Sammis plants, which would commit the company to 10+ years of coal operations at expensive, outdated plants. The effect of the PPA will be to incentivize ratepayers to adopt rooftop solar when rates rise to afford retrofits on these plants, which are so defunct Sammis was actually shuttered on an economic basis. Shareholders do not consider this further investment in coal infrastructure prudent, particularly given the substantial coal compliance liability FirstEnergy is already faced with.

Investors also with the reputational risk FirstEnergy is sustaining resulting from its political strategy to slow regulation encouraging the Midwest's transition to low-carbon fuels, a transition investors see as inevitable given the shifting fundamentals in the electric power sector and worsening climate change.

We would like to schedule a call with you to discuss these pressing shareholder concerns. Please reach me at atimbers@asyousow.org or (510) 735-8153. Thank you and we look forward to speaking with you.

Kindest regards,

Amelia Timbers
Energy Program Manager
As You Sow

RECEIVED

NOV 03 2014

A. J. ALEXANDER

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Tuesday, November 18, 2014 2:49 PM
To: Dunlap, Daniel M
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: Call with Calvert & As You Sow

Importance: High

Dan,

We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.

Thank you for your time, and I look forward to working with you.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Dunlap, Daniel M
Sent: Tuesday, November 18, 2014 3:45 PM
To: Amelia Timbers
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: RE: Call with Calvert & As You Sow

Amelia,

Let me check availability of those on our end and get back to you.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Tuesday, November 18, 2014 2:49 PM
To: Dunlap, Daniel M
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: Call with Calvert & As You Sow
Importance: High

Dan,

We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.

Thank you for your time, and I look forward to working with you.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Dunlap, Daniel M
Sent: Tuesday, November 18, 2014 3:53 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Amelia,

If the schedules do not work are you ok with moving the call to another date?

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 3:45 PM, "Dunlap, Daniel M" <ddunlap@firstenergycorp.com> wrote:

> Amelia,
>
> Let me check availability of those on our end and get back to you.
>
> Thank you,
>
> Daniel M. Dunlap, Esq.
> Assistant Corporate Secretary
> FirstEnergy Corp.
> Phone: 330-384-4692 / 724-838-6188
> Fax: 330-384-3866 / 234-678-2370
> E-Mail: ddunlap@firstenergycorp.com
>
> **From:** Amelia Timbers [mailto:atimbers@asyousow.org]
> **Sent:** Tuesday, November 18, 2014 2:49 PM
> **To:** Dunlap, Daniel M
> **Cc:** Thoumi, Gabriel; Dalheim, Stu
> **Subject:** Call with Calvert & As You Sow
> **Importance:** High
>
> Dan,
>
> We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.
>
> Thank you for your time, and I look forward to working with you.
>
> Sincerely,
> **Amelia Timbers**

Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Tuesday, November 18, 2014 4:06 PM
To: Dunlap, Daniel M
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: RE: Call with Calvert & As You Sow

That would be great, thank you very much.

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 12:45 PM
To: Amelia Timbers
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: RE: Call with Calvert & As You Sow

Amelia,

Let me check availability of those on our end and get back to you.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Tuesday, November 18, 2014 2:49 PM
To: Dunlap, Daniel M
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: Call with Calvert & As You Sow
Importance: High

Dan,

We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.

Thank you for your time, and I look forward to working with you.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Tuesday, November 18, 2014 4:31 PM
To: Dunlap, Daniel M
Subject: RE: Call with Calvert & As You Sow

Hi Dan,

What other dates are available?

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 12:53 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Amelia,

If the schedules do not work are you ok with moving the call to another date?

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 3:45 PM, "Dunlap, Daniel M" <ddunlap@firstenergycorp.com> wrote:

> Amelia,
>
> Let me check availability of those on our end and get back to you.
>
> Thank you,
>
> Daniel M. Dunlap, Esq.
> Assistant Corporate Secretary
> FirstEnergy Corp.
> Phone: 330-384-4692 / 724-838-6188

Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Tuesday, November 18, 2014 2:49 PM
To: Dunlap, Daniel M
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: Call with Calvert & As You Sow
Importance: High

Dan,

We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.

Thank you for your time, and I look forward to working with you.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? ***Learn more here!***

Jamieson, Sally A

From: Dunlap, Daniel M
Sent: Tuesday, November 18, 2014 4:36 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Let's keep the call schedule for tomorrow. We we can extend the time if needed.

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 4:31 PM, "Amelia Timbers" <atimbers@asyousow.org> wrote:

Hi Dan,

What other dates are available?

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 12:53 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Amelia,

If the schedules do not work are you ok with moving the call to another date?

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 3:45 PM, "Dunlap, Daniel M" <ddunlap@firstenergycorp.com> wrote:

Amelia,

Let me check availability of those on our end and get back to you.

Thank you,

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Tuesday, November 18, 2014 2:49 PM
To: Dunlap, Daniel M
Cc: Thoumi, Gabriel; Dalheim, Stu
Subject: Call with Calvert & As You Sow
Importance: High

Dan,

We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.

Thank you for your time, and I look forward to working with you.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Tuesday, November 18, 2014 4:48 PM
To: Dunlap, Daniel M
Subject: RE: Call with Calvert & As You Sow

Terriffic, thank you!

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 1:36 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Let's keep the call schedule for tomorrow. We we can extend the time if needed.

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 4:31 PM, "Amelia Timbers" <atimbers@asyousow.org> wrote:

> Hi Dan,
>
> What other dates are available?
>
> Sincerely,
> **Amelia Timbers**
> **Energy Program Manager**
> **As You Sow**
> 1611 Telegraph Ave, Suite 1450
> Oakland, CA 94612
> direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
> atimbers@asyousow.org | www.asyousow.org
>
> *New to green bonds? Learn more here!*

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 12:53 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Amelia,

If the schedules do not work are you ok with moving the call to another date?

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 3:45 PM, "Dunlap, Daniel M" <ddunlap@firstenergycorp.com> wrote:

> Amelia,
>
> Let me check availability of those on our end and get back to you.
>
> Thank you,
>
> Daniel M. Dunlap, Esq.
> Assistant Corporate Secretary
> FirstEnergy Corp.
> Phone: 330-384-4692 / 724-838-6188
> Fax: 330-384-3866 / 234-678-2370
> E-Mail: ddunlap@firstenergycorp.com
>
> **From:** Amelia Timbers [mailto:atimbers@asyousow.org]
> **Sent:** Tuesday, November 18, 2014 2:49 PM
> **To:** Dunlap, Daniel M
> **Cc:** Thoumi, Gabriel; Dalheim, Stu
> **Subject:** Call with Calvert & As You Sow
> **Importance:** High
>
> Dan,
>
> We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.
>
> Thank you for your time, and I look forward to working with you.
>
> Sincerely,
> **Amelia Timbers**
> **Energy Program Manager**
> ***As You Sow***
> 1611 Telegraph Ave, Suite 1450
> Oakland, CA 94612

direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

The information contained in this message is intended only for the personal and confidential use of the recipient(s) named above. If the reader of this message is not the intended recipient or an agent responsible for delivering it to the intended recipient, you are hereby notified that you have received this document in error and that any review, dissemination, distribution, or copying of this message is strictly prohibited. If you have received this communication in error, please notify us immediately, and delete the original message.

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Wednesday, November 19, 2014 12:50 PM
To: Dunlap, Daniel M
Subject: RE: Call with Calvert & As You Sow

Hi Dan,

I apologize- I am on a call. Can I help with anything?

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 1:36 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Let's keep the call schedule for tomorrow. We we can extend the time if needed.

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 4:31 PM, "Amelia Timbers" <atimbers@asyousow.org> wrote:

> Hi Dan,
>
> What other dates are available?
>
> Sincerely,
> **Amelia Timbers**
> **Energy Program Manager**
> **As You Sow**
> 1611 Telegraph Ave, Suite 1450
> Oakland, CA 94612
> direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
> atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Tuesday, November 18, 2014 12:53 PM
To: Amelia Timbers
Subject: Re: Call with Calvert & As You Sow

Amelia,

If the schedules do not work are you ok with moving the call to another date?

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

On Nov 18, 2014, at 3:45 PM, "Dunlap, Daniel M" <ddunlap@firstenergycorp.com> wrote:

> Amelia,
>
> Let me check availability of those on our end and get back to you.
>
> Thank you,
>
> Daniel M. Dunlap, Esq.
> Assistant Corporate Secretary
> FirstEnergy Corp.
> Phone: 330-384-4692 / 724-838-6188
> Fax: 330-384-3866 / 234-678-2370
> E-Mail: ddunlap@firstenergycorp.com
>
> **From:** Amelia Timbers [mailto:atimbers@asyousow.org]
> **Sent:** Tuesday, November 18, 2014 2:49 PM
> **To:** Dunlap, Daniel M
> **Cc:** Thoumi, Gabriel; Dalheim, Stu
> **Subject:** Call with Calvert & As You Sow
> **Importance:** High
>
> Dan,
>
> We noticed that the call for tomorrow is scheduled for a half hour. Please let me know if it would be feasible to push it to an hour. A half hour goes very quickly, and we were looking forward to a substantial discussion on the issues of concern to investors.
>
> Thank you for your time, and I look forward to working with you.
>
> Sincerely,
> **Amelia Timbers**
> **Energy Program Manager**

As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

The information contained in this message is intended only for the personal and confidential use of the recipient(s) named above. If the reader of this message is not the intended recipient or an agent responsible for delivering it to the intended recipient, you are hereby notified that you have received this document in error and that any review, dissemination, distribution, or copying of this message is strictly prohibited. If you have received this communication in error, please notify us immediately, and delete the original message.

The information contained in this message is intended only for the personal and confidential use of the recipient(s) named above. If the reader of this message is not the intended recipient or an agent responsible for delivering it to the intended recipient, you are hereby notified that you have received this document in error and that any review, dissemination, distribution, or copying of this message is strictly prohibited. If you have received this communication in error, please notify us immediately, and delete the original message.

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Wednesday, November 19, 2014 1:04 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M; Danielle Fugere
Subject: FirstEnergy Call Cancelled

Gabriel and Stu,

Unfortunately, Dan called to alert me that the people needed for today's call are not available and they will need to reschedule.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Dalheim, Stu <Stu.Dalheim@Calvert.com>
Sent: Wednesday, November 19, 2014 1:31 PM
To: 'Amelia Timbers'; Thoumi, Gabriel
Cc: Dunlap, Daniel M; Danielle Fugere
Subject: RE: FirstEnergy Call Cancelled

Thank you for letting us know, Amelia.
I hope we can reschedule it soon.

Stu

Stu Dalheim
Vice President, Shareholder Advocacy
Calvert Investments
301-961-4762
Stu.dalheim@calvert.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Wednesday, November 19, 2014 1:04 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M; Danielle Fugere
Subject: FirstEnergy Call Cancelled

Gabriel and Stu,

Unfortunately, Dan called to alert me that the people needed for today's call are not available and they will need to reschedule.

Sincerely,

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Tuesday, November 25, 2014 5:02 PM
To: Dunlap, Daniel M
Subject: Missed call

Dan,

I received a call from Allegheny Energy today. Please let me know if there is anything we need to be in touch on.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Dunlap, Daniel M

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Monday, December 01, 2014 8:39 PM
To: Dunlap, Daniel M
Cc: Gabriel.Thoumi@Calvert.com
Subject: Fwd: Shareholder Proposal
Attachments: First Energy Resolution Letter _20141201.pdf

Importance: High

Dan,

We submitted the filing below but are committed to ongoing communication with FirstEnergy on these matters, and look forward to talking when your team is available.

Best regards,
Amelia

Sent from my Samsung Galaxy Note™, an AT&T LTE smartphone

-------- Original message --------
Subject:Shareholder Proposal
From:Austin Wilson <awilson@asyousow.org>
To:ddunlap@firstenergycorp.com
Cc:Amelia Timbers <atimbers@asyousow.org>

Dear Mr. Dunlap,

Please find attached a shareholder proposal, submitted by As You Sow on behalf of Andrew Behar. Please confirm your receipt of this email. A physical copy has been sent in the mail.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
FISMA & OMB Memorandum M-07-16
(510) 735-8149 (direct line)
(510) 735-8143 (fax)
awilson@asyousow.org

Dunlap, Daniel M

From:	Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent:	Monday, December 01, 2014 10:01 PM
To:	'Amelia Timbers'; Dunlap, Daniel M
Cc:	Zuendel, Jessica; Dalheim, Stu
Subject:	RE: Shareholder Proposal
Attachments:	FirstEnergy Proxy Packet.pdf

Hi Dan,

Likewise, we are submitting our filing also (as attached) and we are also highly committed to ongoing communication with FirstEnergy on these matters.

Best, Gabriel

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 01, 2014 8:39 PM
To: ddunlap@firstenergycorp.com
Cc: Thoumi, Gabriel
Subject: Fwd: Shareholder Proposal
Importance: High

Dan,

We submitted the filing below but are committed to ongoing communication with FirstEnergy on these matters, and look forward to talking when your team is available.

Best regards,
Amelia

Sent from my Samsung Galaxy Note™, an AT&T LTE smartphone

-------- Original message --------
Subject:Shareholder Proposal
From:Austin Wilson <awilson@asyousow.org>
To:ddunlap@firstenergycorp.com
Cc:Amelia Timbers <atimbers@asyousow.org>

Dear Mr. Dunlap,

Please find attached a shareholder proposal, submitted by As You Sow on behalf of Andrew Behar. Please confirm your receipt of this email. A physical copy has been sent in the mail.

Best,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
FISMA & OMB Memorandum M-07-16
(510) 735-8149 (direct line)
(510) 735-8143 (fax)
awilson@asyousow.org



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

November 24, 2014

Rhonda S. Ferguson
Vice President and Corporate Secretary
FirstEnergy Corporation
76 South Main Street
Akron, OH 44308-1890

Dear Ms. Ferguson:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the funds sponsored by Calvert Investments, Inc. As of November 21, 2014, Calvert had over $13 billion in assets under management.

The Calvert VP S&P 500 Index Portfolio ("Fund") is the beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation enclosed). Furthermore, the Fund has held the securities continuously for at least one year, and the Fund intends to continue to own the requisite shares in the Company through the date of the 2015 annual meeting of shareholders.

We are notifying you, in a timely manner that the Fund is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that FirstEnergy Corporation create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts.

We understand that the As You Sow Foundation is submitting an identical proposal. Calvert recognizes the As You Sow as the lead filer and intends to act as a co-sponsor of the resolution. The As You Sow Foundation has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to the As You Sow Foundation as it relates to the proposal. In this regard, please direct any correspondence to Gabriel Thoumi at (301) 961-4759 or contact her via email at gabriel.thoumi@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Duke
Vice President, Calvert Variable Products, Inc.
Vice President and Associate General Counsel, Calvert Investment Management, Inc.

Enclosures:

Resolution text

State Street letter

Cc: Bennett Freeman, SVP, Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, VP, Shareholder Advocacy, Calvert Investment Management, Inc.
Gabriel Thoumi, CFA, Sr. Sustainability Analyst, Calvert Investment Management, Inc.

WHEREAS,

- Pollution from coal fired power plants is a significant cause of climate change and negative health effects, and contributes disproportionately to U.S. emissions: "coal accounts for about 75% of carbon dioxide emissions from the [electric power] sector..." (Environmental Protection Agency, 2014)

- FirstEnergy's power mix is 57% coal, resulting in the 3rd most coal burned and 6th highest carbon emissions of U.S. electric power producers. (Ceres, "Benchmarking Air Emissions", 2014) FirstEnergy also owns 4 of the top 100 most polluting power plants in the U.S. (Environment America, "America's Dirtiest Power Plants", 2014)

- FirstEnergy is an industry laggard, ranking in the lowest 25% of its peers on renewable energy sales and energy efficiency investment. (Ceres, "Benchmarking Utility Clean Energy Deployment", 2014).

- Underscoring FirstEnergy's backsliding, FirstEnergy voluntarily eliminated most of its energy efficiency programs, and is now seeking approval to commit the company to years of more coal power at its Sammis and Ohio Valley Electric Corporation plants. (Institute for Energy Economics and Financial Analysis, "FirstEnergy: A Major Utility Seeks a Subsidized Turnaround", 2014) Similarly, media reports indicate that FirstEnergy was significant in lobbying for Ohio's renewable portfolio standards moratorium.

- A report from the Carbon Disclosure Project (CDP) found that companies with robust climate change management and reporting had an 18% higher return-on-equity, 50% lower earnings volatility, and 21% stronger dividend growth than companies with limited carbon disclosure. ("Climate Action and Profitability: CDP [Standard & Poors] S&P 500 Climate Change Report", 2014).

- A study of companies in the S&P 500 found that "Setting a clear and ambitious carbon reduction target can trigger a cascade of positive results. A target provides an important internal signal of a company's commitment to doing its part. Companies that set ambitious carbon reduction targets deliver larger emission reductions with higher financial returns than companies without such targets." (CDP, the 3% Solution, 2013)

- Recently NRG, a similar company as FirstEnergy, announced plans to cut 90% of the company's carbon emissions by 2050. NRG's CEO said that "The power industry is the biggest part of the problem of greenhouse gas emissions, but it has the potential to be an even bigger part of the solution."

- Shareholders want FirstEnergy to adopt carbon reduction targets to better align its business with global emissions targets, and the long term best interests of FirstEnergy's shareholders and stakeholders.

RESOLVED: Shareholders request that FirstEnergy create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions, and report by September 2015 on its plans to meet the carbon reduction goals the company adopts.



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 24, 2014

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 21, 2014 the Calvert Funds listed below held the indicated amount of shares of the stock of FirstEnergy Corp. (Cusip 337932107). Also the funds held the amount of shares indicated continuously since 11/16/2013.

Fund	Fund Name	CUSIP Number	Security Name	Shares/Par Value 11/21/2014	Shares Held Since 11/16/2013
D894	Calvert VP S&P 500 Index Portfolio	337932107	FirstEnergy Corp.	7,746	7,746

Please feel free to contact me if you need any further information.

Sincerely,

Brian McAnern
AVP
State Street Bank and Trust Company

Limited Access



RBC Wealth Management

25 Hanover Road
Florham Park, NJ 07932-1424

Phone: 973-822-2500
Toll Free: 800-922-9240
Fax: 976-966-0309

December 2, 2014

Rhonda S. Ferguson
Corporate Secretary
FirstEnergy Corporation
76 South Main St.
Akron, Ohio 44308

To Whom It May Concern:

RBC Capital Markets, LLC, acts as custodian for Andrew Behar.

We are writing to verify that our books and records reflect that, as of market close on Dec. 1, 2014, Andrew Behar owned 70 shares of FirstEnergy Corporation (Cusip#337932107) representing a market value of approximately $2581.00 and that, Andrew Behar has owned such shares since 10/13/2011. We are providing this information at the request of Andrew Behar in support of its activities pursuant to rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

In addition, we confirm that we are a DTC participant.

Should you require further information, please contact me directly at 973-410-3563.

Sincerely,

Diana Baroni

Diana Baroni
Assistant to Joshua Levine
First Vice President – Financial Advisor

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Friday, December 05, 2014 4:22 PM
To: Dunlap, Daniel M
Subject: New date

Dan,

Sorry we keep missing eachother. Could you email the date to me? That would be easier.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From:	Amelia Timbers <atimbers@asyousow.org>
Sent:	Monday, December 08, 2014 2:59 PM
To:	Thoumi, Gabriel; Dalheim, Stu
Cc:	Dunlap, Daniel M
Subject:	FirstEnergy Jan 15 3:30 ET
Importance:	High

Stu and Gabriel,

I hope all is well.

FirstEnergy has proposed that our next dialogue be at 3:30ET on January 15, 2015. If this works for you, please confirm by replying all, Dan is cc'd. This date and time works for me.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Monday, December 08, 2014 3:49 PM
To: 'atimbers@asyousow.org'; Dalheim, Stu
Cc: Dunlap, Daniel M
Subject: Re: FirstEnergy Jan 15 3:30 ET

Sounds fine!

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 02:59 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M <ddunlap@firstenergycorp.com>
Subject: FirstEnergy Jan 15 3:30 ET

Stu and Gabriel,

I hope all is well.

FirstEnergy has proposed that our next dialogue be at 3:30ET on January 15, 2015. If this works for you, please confirm by replying all, Dan is cc'd. This date and time works for me.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Monday, December 08, 2014 4:06 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M
Subject: RE: FirstEnergy Jan 15 3:30 ET

Dan- looks like we are confirmed. Please send around an invite. Thank you!

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Thoumi, Gabriel [mailto:Gabriel.Thoumi@Calvert.com]
Sent: Monday, December 08, 2014 12:49 PM
To: Amelia Timbers; Dalheim, Stu
Cc: 'ddunlap@firstenergycorp.com'
Subject: Re: FirstEnergy Jan 15 3:30 ET

Sounds fine!

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 02:59 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M <ddunlap@firstenergycorp.com>
Subject: FirstEnergy Jan 15 3:30 ET

Stu and Gabriel,

I hope all is well.

FirstEnergy has proposed that our next dialogue be at 3:30ET on January 15, 2015. If this works for you, please confirm by replying all, Dan is cc'd. This date and time works for me.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? <u>Learn more here!</u>

Jamieson, Sally A

From: Dunlap, Daniel M
Sent: Wednesday, December 10, 2014 1:33 PM
To: Amelia Timbers; Thoumi, Gabriel; Dalheim, Stu
Subject: RE: FirstEnergy Jan 15 3:30 ET

Thank you. We will send an invite with call-in information.

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 4:06 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M
Subject: RE: FirstEnergy Jan 15 3:30 ET

Dan- looks like we are confirmed. Please send around an invite. Thank you!

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Thoumi, Gabriel [mailto:Gabriel.Thoumi@Calvert.com]
Sent: Monday, December 08, 2014 12:49 PM
To: Amelia Timbers; Dalheim, Stu
Cc: 'ddunlap@firstenergycorp.com'
Subject: Re: FirstEnergy Jan 15 3:30 ET

Sounds fine!

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 02:59 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M <ddunlap@firstenergycorp.com>
Subject: FirstEnergy Jan 15 3:30 ET

Stu and Gabriel,

I hope all is well.

FirstEnergy has proposed that our next dialogue be at 3:30ET on January 15, 2015. If this works for you, please confirm by replying all, Dan is cc'd. This date and time works for me.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Jamieson, Sally A

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Wednesday, December 10, 2014 1:33 PM
To: Dunlap, Daniel M
Subject: Automatic reply: FirstEnergy Jan 15 3:30 ET

I am working remotely December 10. If you need me please call my cell at ***FISMA & OMB Memorandum M-07-16*** Thank you!

Jamieson, Sally A

From: Amelia Timbers <atimbers@asyousow.org>
Sent: Wednesday, December 10, 2014 1:38 PM
To: Dunlap, Daniel M; Thoumi, Gabriel; Dalheim, Stu
Subject: RE: FirstEnergy Jan 15 3:30 ET

Thanks

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Wednesday, December 10, 2014 10:33 AM
To: Amelia Timbers; Thoumi, Gabriel; Dalheim, Stu
Subject: RE: FirstEnergy Jan 15 3:30 ET

Thank you. We will send an invite with call-in information.

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 4:06 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M
Subject: RE: FirstEnergy Jan 15 3:30 ET

Dan- looks like we are confirmed. Please send around an invite. Thank you!

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Thoumi, Gabriel [mailto:Gabriel.Thoumi@Calvert.com]
Sent: Monday, December 08, 2014 12:49 PM
To: Amelia Timbers; Dalheim, Stu
Cc: 'ddunlap@firstenergycorp.com'
Subject: Re: FirstEnergy Jan 15 3:30 ET

Sounds fine!

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 02:59 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M <ddunlap@firstenergycorp.com>
Subject: FirstEnergy Jan 15 3:30 ET

Stu and Gabriel,

I hope all is well.

FirstEnergy has proposed that our next dialogue be at 3:30ET on January 15, 2015. If this works for you, please confirm by replying all, Dan is cc'd. This date and time works for me.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 |***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

The information contained in this message is intended only for the personal and confidential use of the recipient(s) named above. If the reader of this message is not the intended recipient or an agent responsible for delivering it to the intended recipient, you are hereby notified that you have received this document in error and that any review, dissemination, distribution, or copying of this message is strictly prohibited. If you have received this communication in error, please notify us immediately, and delete the original message.

Jamieson, Sally A

From: Thoumi, Gabriel <Gabriel.Thoumi@Calvert.com>
Sent: Wednesday, December 10, 2014 1:44 PM
To: 'atimbers@asyousow.org'; Dunlap, Daniel M; Dalheim, Stu
Subject: Re: FirstEnergy Jan 15 3:30 ET

Thank you!

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Wednesday, December 10, 2014 01:37 PM
To: Dunlap, Daniel M <ddunlap@firstenergycorp.com>; Thoumi, Gabriel; Dalheim, Stu
Subject: RE: FirstEnergy Jan 15 3:30 ET

Thanks

Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Dunlap, Daniel M [mailto:ddunlap@firstenergycorp.com]
Sent: Wednesday, December 10, 2014 10:33 AM
To: Amelia Timbers; Thoumi, Gabriel; Dalheim, Stu
Subject: RE: FirstEnergy Jan 15 3:30 ET

Thank you. We will send an invite with call-in information.

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone: 330-384-4692 / 724-838-6188
Fax: 330-384-3866 / 234-678-2370
E-Mail: ddunlap@firstenergycorp.com

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 4:06 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M
Subject: RE: FirstEnergy Jan 15 3:30 ET

Dan- looks like we are confirmed. Please send around an invite. Thank you!

Amelia Timbers
Energy Program Manager

As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

From: Thoumi, Gabriel [mailto:Gabriel.Thoumi@Calvert.com]
Sent: Monday, December 08, 2014 12:49 PM
To: Amelia Timbers; Dalheim, Stu
Cc: 'ddunlap@firstenergycorp.com'
Subject: Re: FirstEnergy Jan 15 3:30 ET

Sounds fine!

From: Amelia Timbers [mailto:atimbers@asyousow.org]
Sent: Monday, December 08, 2014 02:59 PM
To: Thoumi, Gabriel; Dalheim, Stu
Cc: Dunlap, Daniel M <ddunlap@firstenergycorp.com>
Subject: FirstEnergy Jan 15 3:30 ET

Stu and Gabriel,

I hope all is well.

FirstEnergy has proposed that our next dialogue be at 3:30ET on January 15, 2015. If this works for you, please confirm by replying all, Dan is cc'd. This date and time works for me.

Sincerely,
Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
direct (510) 735-8153 | ***FISMA & OMB Memorandum M-07-16***
atimbers@asyousow.org | www.asyousow.org

New to green bonds? Learn more here!

Dunlap, Daniel M

Subject:	FirstEnergy Corp. Conference Call
Location:	Call-In Number: Participant Code:
Start:	Thu 1/15/2015 3:30 PM
End:	Thu 1/15/2015 4:00 PM
Recurrence:	(none)
Meeting Status:	Accepted
Organizer:	Ferguson, Rhonda S
Required Attendees:	atimbers@asyousow.org; Thoumi, Gabriel; Dalheim, Stu
Optional Attendees:	Dunlap, Daniel M

Call-In Number: Participant Code:

As a follow-up to your communication with Dan Dunlap from FirstEnergy, provided above is the call-in number for our conference call. If you have any questions, please do not hesitate to call Dan at 330-384-4692. Thank you.